1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

May 21, 2021

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549
Attn: Ms. Yoon Choo

Re:    Angel Oak Funds Trust (File Nos. 333-197427 and 811-22980) (the “Registrant”)

Dear Ms. Choo:

This letter responds to comments you conveyed to Stephen T. Cohen and me via telephone on May 3, 2021, in connection with the Securities and Exchange Commission staff’s (the “Staff’s”) review of Post-Effective Amendment (“PEA”) No. 35 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 36 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(2) under the 1933 Act on March 17, 2021. PEA No. 35 was made for the purpose of registering shares of Angel Oak Core Impact Fund (the “Fund”), new series of the Registrant. Capitalized terms not defined herein have the definitions provided to them in the Registration Statement.

PROSPECTUS

1.Comment: In the lead-in paragraph to the Fees and Expenses table, please revise the first sentence as follows: “This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund.” Additionally, please add the following disclosure in this paragraph: “You may pay other fees such as brokerage commissions and other fees to financial intermediaries, which might not be reflected in the table or examples below.”

Response: The Fund has revised the disclosure in response to this comment.

2.Comment: Please supplementally provide the final Fees and Expenses table.

Response: The Fund has included the Fee and Expense table and Expense Example as an exhibit to this letter.

3.Comment: The Fund’s name includes the word “Impact” and the Fund’s objective states that it gives “special consideration to positive aggregate environmental, social and governance outcomes.” The Staff believes that “impact” implies a type of investment and therefore believes that the Fund should include an 80% policy relating to “impact” investments.

Response: The Fund is not aware of any relevant rules indicating that an 80% policy is required when a fund includes the term “impact” in its name. The Fund believes that “impact” refers to a strategy of the Fund (e.g., similar to funds that may invest in “growth” or “value” securities), rather than a type of investment that would be subject to Rule 35d-1 under the 1940 Act and any corresponding requirements to specifically define, or provide specific criteria, with respect to such investment. The Fund further notes that the SEC recently sought comments on whether Rule 35d-1 should apply to terms such as “environmental, social, and governance” (“ESG”), “sustainable,” or other related terms when used in a fund’s name to indicate an adviser’s consideration of ESG factors in its investment process, suggesting that the SEC does not currently have a definitive policy on these ESG-related terms. The Fund is also aware of other registered funds with the term “impact” in their names that have not adopted an 80% policy with respect to that term. The Fund further notes that in contrast to well-defined asset classes (such as equities and bonds) there is no commonly-accepted objective definition of what constitutes an “impact” investment, and a particular investment’s ESG impact occurs over time.

Accordingly, the Registrant respectfully declines the Staff’s request for the Fund to adopt a Rule 35d-1 policy with respect to the term “impact.” While the Fund will not adopt a Rule 35d-1 policy with respect to the term “impact,” the Fund is cognizant that pursuant to Section 35(d) of the 1940 Act the Fund’s name may not be materially deceptive or misleading and plans to implement the Fund’s investment strategy accordingly.

4.Comment: Please explain in plain English what is meant by “positive aggregate ESG outcomes.”

Response: The Fund has added disclosure in response to the Staff’s comment.

5.Comment: Please clearly explain how the Fund defines ESG for purposes of its investments and whether it intends to focus on any particular issue.

Response: The Fund does not intend to focus on any particular ESG issue. Rather, the Fund will seek to invest opportunistically in investments that the Adviser believes provide measurable environmental, social and governance benefits. The Fund has added disclosure in response to the Staff’s comment.

6.Comment: Please disclose somewhere in the summary and/or statutory prospectus how the Fund expects to invest the remainder of its portfolio that is not invested according to its 80% policy, if adopted.

Response: As noted above in response to Comment 3, the Fund does not intend to adopt an 80% policy.

7.Comment: Please supplementally confirm that the asset-backed securities (e.g., CLOs, CDOs, CMOs, RMBS and CMBS) that the Fund expects to invest in are predominantly or principally investment grade or agency issued. If not, please supplementally provide the percentage the Fund expects to invest in non-agency, non-investment grade mortgage-backed or asset-backed securities. If the Fund will invest more than 15% of net asset in non-agency, non-investment grade mortgage-backed or asset-backed securities, please explain how the Fund determined that its investment strategy is appropriate for an open-end fund structure given the liquidity profile of these investments.

Response: As disclosed in the Principal Investment Strategies section of the prospectus, the Fund will invest, without limitation, in securities of any quality. Consistent with this disclosure, the Fund expects to invest opportunistically in asset-backed securities across a range of quality, including non-investment grade instruments. Such instruments are expected to constitute a significant portion of the Fund’s investments in asset-backed securities at times. The liquidity of each of the Fund’s investments will be evaluated in accordance with the Liquidity Risk Management Program adopted by the Fund’s Board of Trustees, and in accordance with Rule 22e-4, any illiquid investments held by the Fund will not constitute more than 15% of its net assets. The Adviser has also evaluated the Fund’s investment strategy and anticipated portfolio composition in light of the requirement of Rule 22e-4(b)(1)(i)(A) and concluded that is appropriate for an open-end fund.

The Fund also notes that the Registrant previously provided data demonstrating the liquidity of CLOs, CDOs, and non-agency RMBS/CMBS in correspondence filed with the Commission via EDGAR on March 20, 2018 (Accession No. 0000894189-18-001745) and on July 28, 2016 (Accession No. 0000894189-16-010676).

8.Comment: The second-to-last sentence in the first paragraph of the Principal Investment Strategies section states: “The Fund may invest, without limitation, in securities of any quality and maturity, including high-yield securities (also known as “junk bonds”), and securities that are not rated by any rating agencies.” Please confirm whether the Fund expects to invest principally in non-investment grade securities. If so, please disclose this in the Principal Investment Strategies section, and please disclose the lowest rating in which the Fund may invest and whether the Fund will invest as part of its principal strategy in securities that are in default at the time of investment.

Response: The Fund expects to invest in non-investment grade securities as part of its principal investment strategy and has revised the disclosure accordingly. The Fund notes that its existing disclosure provides that it may invest, without limitation, in securities of any quality. Accordingly, the Fund has not established a minimum credit rating for its investments. The Fund confirms that it will not invest as part of its principal strategy in securities of issuers that are in default at the time of investment and, has revised its disclosure to clarify this point.

9.Comment: In the last sentence of the first paragraph of the Principal Investment Strategies section, please change “securities” to “investments” as follows: “The Fund may invest up to 15% of its net assets in investments that are deemed to be illiquid, which may include private placements, certain Rule 144A securities (which are subject to resale restrictions), and securities of issuers that are bankrupt or in default.”

Response: The Fund has revised the disclosure in response to this comment.

10.Comment: The first sentence of the third paragraph of the Principal Investment Strategies section states: “The fixed income instruments in which the Fund invests may include those of issuers from the United States and other countries, including foreign debt securities denominated in U.S. dollars.” The Staff notes that the disclosure does not mention investments denominated in foreign currency. However, the Staff also notes that there are references in the summary prospectus and statutory prospectus regarding hedging foreign currency and there is also a foreign currency risk tile in the statutory prospectus. If the Fund intends to invest in non-U.S. denominated investments as part of its principal investment strategy, then please state so clearly and adjust the corresponding risk disclosure accordingly.

Response: The Fund has revised the disclosure in the Principal Investment Strategies section to clarify that it does not intend to invest in non-U.S. denominated investments as part of its principal investment strategy, including removing the reference to hedging foreign currency.

11.Comment: The Principal Investment Strategies section states that the Fund may utilize short selling. Please confirm supplementally that any expected dividend or interest expenses associated with short selling will be included in the fee table.

Response: The Fund does not intend to engage in short selling and has removed references to short selling from its principal investment strategy, as well as corresponding risk disclosure.

12.Comment: The Principal Investment Strategies section states that the Fund may utilize various types of derivatives instruments. If the Fund retains its current name and adopts a corresponding 80% policy, please supplementally disclose whether derivatives will be counted for purposes of the 80% test. If the Fund will use derivatives to meet the 80% test, please disclose in the summary prospectus that market value (rather than notional value) will be used to calculate compliance with the 80% test.

Response: As noted above in response to Comment 3, the Fund does not intend to adopt an 80% policy.

13.Comment: The Principal Investment Strategies section states that the Fund may borrow to the maximum extent permitted by applicable law. As borrowings appear to be a principal strategy of the Fund, please explain how the Fund will borrow and how it will use the proceeds from borrowing. If the Fund will participate in a credit facility, please disclose in the summary prospectus the material terms of such facility.

Response: The Fund does not currently intend to enter into a credit facility to borrow for investment purposes. The Fund notes that the last sentence of the fifth paragraph of the Principal Investment Strategy section states that the Fund may borrow through reverse repurchase agreements. Proceeds from reverse repurchase agreements may be used for investment purposes, consistent with the Fund’s investment strategy, or for liquidity purposes, such as satisfying redemption requests. It is also expected that the Fund will enter into a joint credit facility with other series of Angel Oak Funds Trust for short-term liquidity purposes.

14.Comment: Please revise the ESG-related disclosure in the Principal Investment Strategies section as follows (new disclosure in response to this comment may be summarized in Item 4 and described more completely in Item 9):

a. Please disclose whether ESG screening is applied to every investment.

Response: The Fund has revised the disclosure to reflect that the Adviser applies its proprietary assessment of ESG factors to each of the Fund’s investments. The Fund notes that it does not apply ESG screening as part of its investment process, because the Fund’s focus is to identify investments that the Adviser expects will contribute to positive ESG outcomes, which in some cases may not fully meet the Adviser’s proprietary standards at the time of investment (as discussed in the Principal Investment Strategies section).

The Fund notes that its existing disclosure states that the Fund will principally invest in investments that the Adviser believes have positive aggregate ESG outcomes. However, a portion of the Fund’s investments may be in securities that the Adviser has not concluded will contribute to such outcomes. In addition, a particular investment’s capacity to contribute to positive aggregate ESG outcomes may change over time.

b. Please disclose whether a poor ESG assessment can be overridden by other factors in the Adviser’s analysis, such as a compelling valuation.

Response: The Fund notes that it seeks to invest principally in investments that the Adviser expects will have positive aggregate ESG outcomes. In pursuing this objective, the Fund does not apply negative ESG screens to its investments. As described in the Principal Investment Strategies section, the Fund may invest in securities issued by companies or securitization platforms whose ESG and sustainability practices, at the time of the investment, do not fully meet the Adviser’s proprietary standards, with the expectation that the Adviser’s engagement efforts and/or the company’s own initiatives will lead to improvements in the ESG and sustainability practices over time.

Further, as noted above, a portion of the Fund’s investments may be in securities that the Adviser has not concluded will contribute to positive ESG outcomes. These investments will be selected in accordance with the investment processes described in the prospectus.

c. This disclosure generally describes the ESG issues that the Adviser may consider. Please also discuss specific screening criteria (negative or positive) that the Adviser applies in its proprietary assessment to select companies or particular securities for potential investment. If ESG is a primary driver of the Adviser’s investment process, please consider whether the order of the disclosure in this section should be reorganized.

Response: As noted above, the Adviser does not apply ESG screening as part of its investment process. The Fund believes that the enhanced disclosure comprehensively describes the factors the Adviser considers as part of its proprietary ESG assessment. In this regard, the Principal Strategies Section provides specific examples of the types of factors the Adviser considers as part of its proprietary assessment (i.e., reduced carbon emissions and increased energy efficiency; positive social benefits, such as improved access to affordable housing and greater community investment; and positive corporate governance benefits, such as enhanced board independence and diversity).

The Fund has revised the disclosure in the Principal Strategies Section to emphasize its consideration of positive ESG outcomes as a primary driver of the Fund’s investment process.

d. Describe the Fund’s due diligence practices in applying its screening criteria to companies or particular securities.

Response: The Fund has revised the disclosure in response to the Staff’s comment.

e. The Fund states in its ESG Impact Investing Risk tile that the Adviser may rely on third-party data. If the third-party providers referenced in this risk tile are entities other than the standard-setting organizations referenced in the investment strategy (i.e., UNSDG, etc.), please disclose the primary providers the Fund intends to use. Additionally, please disclose how the adviser uses third-party data (e.g., whether they are used as part of the Adviser’s due diligence in applying the screen or used as part of the screening process itself). In addition, please briefly summarize each provider’s ESG criteria and methodology (this disclosure may be included in Item 9).

Response: While the Adviser may use raw data provided by third-party providers as an input in its proprietary assessment to determine whether an issuer meets the Fund’s investment strategy and criteria, it does not expect to rely on such data, and it does not use scores provided by third-party providers. The Fund has revised the ESG Impact Investing Risk tile accordingly. Because the Adviser’s use of third-party data is not determinative or of primary consideration in the Adviser’s investment process, the Fund believes that the existing disclosure relating to the use of third-party data is otherwise appropriate.

15.Comment: Please revise the last two sentences of the second-to-last paragraph of the Principal Investment Strategies section to clearly distinguish the Fund’s screening and evaluation criteria from the Fund’s ESG priorities and impact goals.

Response: The Fund has revised the disclosure in response to the Staff’s comment.

16.Comment: In the last sentence of the second-to-last paragraph of the Principal Investment Strategies section there is a reference to “embedding environmental sustainability.” Please explain is plain English what this term means.

Response: The Fund has revised the disclosure in response to this comment.

17.Comment: The Staff notes that the principal risks in the summary prospectus are over seven pages long. Please confirm that these risks are all principal risks and that these risk disclosures are indeed summaries of the more fulsome disclosure in the statutory section. Otherwise, please remove any non-principal risks from the summary section and place them instead in a “non-principal risks” section in the statutory prospectus or SAI.

Response: The Fund has considered the principal risks in the summary prospectus and has confirmed that the level of risk disclosure is appropriate given the Fund’s broad investment mandate.

18.Comment: The Foreign Securities Risks tile and the Unrated Securities Risk tile appear in the statutory prospectus, but not in the summary section. Please add these risk tiles to the summary section if these are in fact principal risks.

Response: The Fund has added Foreign Securities Risk and Unrated Securities Risk tiles to the summary section of the prospectus.

19.Comment: Under the Fixed-Income Instruments risk tile, it states that “The Fund may face a heightened level of interest rate risk, since the U.S. Federal Reserve Board recently ended its quantitative easing program and has begun to raise rates.” The Staff notes that the quantitative easing program ended in 2014. Please consider whether this disclosure needs to be updated.

Please discuss here or in the Interest Rate Risk tile the historically low current interest rates and government interventions, and their impact on the Fund and its investments.

Response: The Fund has revised the disclosure in response to this comment.

20.Comment: The second-to-last-sentence of the ESG Impact Investing Risk tile states: “When assessing whether an issuer meets the Fund’s investment strategy and criteria, the Adviser may rely on third-party data that it believes to be reliable, but it does not guarantee the accuracy of such third-party data.” Consider whether there are other related risks to the Fund’s use of third-party data providers that should be disclosed (e.g., the criteria used by providers can differ significantly, or data can vary across providers even within industries from the same provider).

Response: The Fund has revised the disclosure in response to the Staff’s comment.

21.Comment: The last sentence of the ESG Impact Investing Risk tile states that the Fund’s ESG strategy and criteria may be changed without shareholder approval. Please add this statement to the investment strategy discussion.

Response: The Fund has revised the disclosure in response to this comment.

22.Comment: The fourth sentence of the LIBOR Risk tile states that in July 2017, the head of FCA announced its desire to phase out the use of LIBOR by the end of 2021. Please include an update on the extension of the termination of some LIBOR rates until June 30, 2023.

Response: The Fund has revised the disclosure in response to this comment.

23.Comment: Please revise the Derivatives Risk tile (in Item 4 and Item 9) to disclose the risks of investments in total return swaps, which are included in the Fund’s principal investment strategy.

Response: The Fund has revised the disclosure in the Principal Investment Strategies section of the summary section of the prospectus to remove references to total return swaps.

24.Comment: The Community Banks Risk tile in the statutory prospectus specifically mentions investing in community banks with strong CRA ratings. Please specifically mention investments in community banks in the summary investment strategies section.

Response: The Fund has revised the disclosure in response to this comment.

25.Comment: The second sentence of the Financial Sector Risk tile refers to “fallout from the housing and sub-prime mortgage crisis.” If this refers to the prime mortgage crisis that began in 2007, please consider its continued relevance for purposes of this risk factor. If this disclosure is retained, please add a reference to 2007. In addition, the following sentence discusses insurance companies. Please consider whether this sentence is necessary given that the Fund does not invest in insurance companies.

Response: The Fund has revised the disclosure in response to this comment.

26.Comment: The prospectus includes a discussion of the risks associated with ratings agencies as a principal risk. However, the Fund’s principal investment strategy does not address ratings agencies. Please include disclosure in the statutory prospectus indicating what specific ratings the Fund would consider to be below investment grade. In addition, we note that the last sentence of the Ratings Agencies Risk disclosure states that “[t]he ratings of securitized assets may not adequately reflect the credit risk of those assets due to their structure.” Please explain in the disclosure why this is the case.

Response: The Fund has revised the disclosure in the Principal Investment Strategy section of the statutory prospectus stating that the Fund considers securities rated BB+ or lower by a nationally recognized statistical ratings organization to be below investment grade. In addition, the Fund has removed the disclosure stating that “[t]he ratings of securitized assets may not adequately reflect the credit risk of those assets due to their structure.”

27.Comment: The RIC-Related Risks tile states that “Certain of the Fund’s investments will require the Fund to recognize taxable income in excess of the cash generated on those investments in that tax year.” Please identify which investments present this risk.

Response: The Fund has revised the disclosure in response to this comment.

28.Comment: Please supplementally provide the index the Fund will be using as the Fund’s performance benchmark.

Response: The Fund’s benchmark index will be the Bloomberg Barclays U.S. Aggregate Bond Index.

29.Comment: In the Purchase and Sale of Fund Shares sub-section (p. 10), please change “various types of accounts” to “each class of shares” and in the table, change “Type of Account” to “Share Class.”

Response: The Fund has revised the disclosure in response to this comment.

30.Comment: In the Additional Information about the Fund section, if the Fund will invest in voting securities or hold voting securities to any significant degree, please disclose where appropriate how the Fund will approach proxy voting on ESG issues with respect to portfolio companies.

Response: The Fund generally does not expect to invest in voting securities in the ordinary course.

31.Comment: The second sentence of the Principal Investment Strategies of the Fund sub-section states that the Adviser will select from a broad range of instruments across various asset classes, including U.S. government securities. Please explain in the Item 9 disclosure how investments in U.S. government securities will be analyzed under the Fund’s ESG criteria. Additionally, if foreign government securities are a principal investment of the Fund, please explain how foreign government securities will be analyzed under the Fund’s ESG criteria.

Response: The Fund will evaluate U.S. government securities’ contribution to positive aggregate ESG outcomes using the same proprietary assessment and application of investment themes that it applies to all other asset classes. The Adviser believes, for example, that certain securities issued by U.S. agencies support access to housing for underserved communities.

The Fund confirms that investment in foreign government securities are not expected to be a principal investment of the Fund.

32.Comment: In the LIBOR Risk tile (p. 18), please consider removing the historical disclosure relating to investigations regarding the manipulation of LIBOR.

Response: The Fund has revised the disclosure in response to this comment.

33.Comment: The last sentence of the Borrowing Risks and Leverage Risks tile states that “pursuant to an exemptive order from the U.S. Securities and Exchange Commission (“SEC”), the Fund may borrow from another Fund for temporary purposes, to the extent such participation is consistent with the Fund’s and the lending Fund’s investment objective and investment policies.” Please add disclosure that addresses the risks of the Fund’s borrowing for investment purposes.

Response: The Fund has revised the Borrowing Risks and Leverage Risks tile to address the Staff’s comment. With respect to the Fund’s interfund lending program, the Fund notes that interfund lending is not expected to be part of the Fund’s principal investment strategy and that the Investment Policies and Risks—Borrowing sub-section of the Fund’s SAI provides information regarding the Fund’s ability to borrow pursuant to the interfund lending program.

34.Comment: Please consider moving the Temporary Defensive Positions sub-section (p. 26) earlier to the end of the Principal Investment Strategies of the Fund sub-section.

Response: The Fund has revised the disclosure in response to this comment.

35.Comment: In the Dividends and Distributions sub-section under the Dividends, Distributions, and Taxes section (p. 44), please disclose whether a front-end sales charge is imposed on Class A shares issued under the Automatic Investment Plan.

Response: The Fund has revised the disclosure in response to this comment.

STATEMENT OF ADDITIONAL INFORMATION

36.Comment: In the interpretations relating to the Investment Policies section (p. 28), please disclose whether an exception from the Fund’s real estate policy applies for holding and selling real estate acquired as a result of ownership through securities or other instruments.

Response: The Fund has revised the disclosure in response to this comment.

* * *

Should you have any questions or comments, please contact me at 202.261.3392.

Sincerely,

/s/ Matthew E. Barsamian

Matthew E. Barsamian

Exhibit A

Fees and Expenses of the Fund

Shareholder fees (fees paid directly from your investment)	Class A	Class C	Institutional Class
Maximum Sales Charge (Load) Imposed on Purchases (as a % of the offering price)	2.25%	None	None
Maximum Deferred Sales Charge (Load) (as a % of amount redeemed)	None[1]	1.00%[2]	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.50%	0.50%	0.50%
Distribution and Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses[3]	0.12%	0.12%	0.12%
Total Annual Fund Operating Expenses	0.87%	1.62%	0.62%
Less Fee Waiver/Expense Reimbursement[4]	-0.03%	-0.03%	-0.03%
Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement	0.84%	1.59%	0.59%

1    There is no initial sales charge on purchases of Class A shares of $500,000 or more, however, a contingent deferred sales charge of up to 1.00% will be imposed if such Class A shares are redeemed within twelve (12) months of their purchase.
2    The Fund charges this fee on Class C shares redeemed within one year of purchase.
3    “Other Expenses” are estimated for the current fiscal year.
4    Angel Oak Capital Advisors, LLC (the “Adviser”) has contractually agreed to waive its fees and/or reimburse certain expenses (exclusive of any front-end sales loads, taxes, interest on borrowings, dividends on securities sold short, brokerage commissions, 12b-1 fees, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization and extraordinary expenses) to limit the Total Annual Fund Operating Expenses After Fee Waiver/Expense Reimbursement to 0.59% of the Fund’s average daily net assets (the “Expense Limit”) through May 31, 2022. The contractual arrangement may only be changed or eliminated by the Board of Trustees upon 60 days’ written notice to the Adviser. The Adviser may recoup from the Fund any waived amount or reimbursed expenses pursuant to this agreement if such recoupment does not cause the Fund’s Total Annual Fund Operating Expenses after such recoupment to exceed the lesser of (i) the Expense Limit in effect at the time of the waiver or reimbursement and (ii) the Expense Limit in effect at the time of recoupment and the recoupment is made within three years after the end of the month in which the Adviser incurred the expense.

Expense Example

If you redeem your shares at the end of each period:

	One Year	Three Years
Class A shares	$309	$493
Class C shares	$265	$508
Institutional Class shares	$60	$196

If you do not redeem your shares:

	One Year	Three Years
Class A shares	$309	$493
Class C shares	$162	$508
Institutional Class shares	$60	$196

A-2